SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom’s press release dated November 7, 2006 re. France Telecom creates a subsidiary dedicated to cinematographic investments.

Paris, November 7, 2006

France Telecom creates a subsidiary dedicated to cinematographic investments

France Telecom announces the creation of a subsidiary responsible for investing in French and European cinematographic rights, both on co-production and acquisition of catalogs of rights. This structure, which will be part of the Content Division, headed by Patricia Langrand, is aiming to co-produce 10 to 15 French and European films a year in conjunction with key figures in the sector.

To implement this mission, France Telecom has asked Frédérique Dumas, an independent producer with over 10 years experience who has held numerous management positions within industry bodies in this sector, to manage this structure. She is responsible for setting it up over the first quarter of 2007, and notably set up a team of professionals. This team will work with the entire sector, and notably independent distributors and producers.

This operation is fully in line with France Telecom’s strategy, which aims to move from a network access logic to a service access logic. Under its unique Orange brand, the Group is already offering Internet, mobile and television audiovisual content services. Orange’s objective is to offer customers the best in cinematographic creation.

This move reflects France Telecom’s commitment to playing a key role in the pre-financing of French and European cinema, contributing to its diversity and safeguarding the key balances in this sector.

“With the creation of this subsidiary, with a dedicated team and resources, France Telecom, with its Orange brand, is firmly committed to supporting cultural diversity and its financing”, explains Didier Lombard, the Chairman and Chief Executive Officer of France Telecom.

Press contact: +33 1 44 44 93 93

Nilou du Castel / Sébastien Goales

Frédérique Dumas

An independent producer for over 10 years with a highly diversified filmography: from “No man’s land” (Oscar for best foreign film) to “Dobermann” by Jan Kounen with Monica Belluci and Vincent Cassel, and “Before the rain” (Lion d’Or at Venice), “Train de vie” by Radu Mihaileanu or even “Les portes de la gloire” by Benoît Poelwoorde and Christian-Merret Palmair.

Frédérique Dumas has also served as the ministerial adviser for cinema for the French culture and communications ministry (1986-1988), head of development at Polygram Audiovisuel, chairman of the producers’ union (Chambre Syndicale des Producteurs) and the cinematographic industry liaison office (Bureau de Liaison des Industries Cinématographiques).

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 153 million customers on five continents (220 countries or territories) as of September 30, 2006 and had consolidated sales of 49 billion euros by IFRS standards in 2005 (38.4 billion euros for the year-to-date at September 30, 2006). Launched in June 2005, the NExT program (New Experience in Telecommunications) will allow the Group to pursue its transformation as an integrated operator and to make France Telecom the benchmark for new telecommunications services in Europe. On June 2006, Orange thus became the Group’s single brand for Internet, television and mobile in France, the United Kingdom, the Netherlands and Spain, and Orange Business Services the brand name for the services offered to businesses worldwide. France Telecom is number two mobile operator and provider of Internet services in Europe and amongst the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris Eurolist market and on the New York Stock Exchange.

France Telecom	6 Place d’Alleray	Telephone : 0044 (0)1 44 44 22 22
General Management	75505 Paris cedex 15	Fax : 0044 (0)1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 8, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information